Exhibit 18

The Board of Directors

Loop Media, Inc.

Note 2 to the consolidated financial statements of Loop Media, Inc. included in its Form 10-KT for the nine-months ended September 30, 2021 describes a change in the method of accounting related to the modification of the annual goodwill impairment testing date under Financial Accounting Standards Board Accounting Standards Codification 350, Intangibles–Goodwill and Other, from December 31 to September 30 for all reporting units. There are no authoritative criteria for determining a preferable method based on the particular circumstances; however, we conclude that such change in the method of accounting is to an acceptable alternative method which, based on your business judgment to make this change and for the stated reasons, is preferable in your circumstances.

/s/ Marcum LLP

Marcum LLP

Costa Mesa, California

January 21, 2022